UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2018
(correcting order dated January 19, 2018
with filing date of July 19, 2018)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Endocyte, Inc.
File No. 001-35050 - CF#36497

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Endocyte, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 11, 2018.

Based on representations by Endocyte, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through July 11, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary